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April 18, 2025

VIA EDGAR

Ms. Michelle Miller

Mr. Mark Brunhofer

Ms. Irene Paik

Mr. David Lin

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Antalpha Platform Holding Company Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted April 1, 2025 CIK No. 0002044255

Dear Ms. Miller, Mr. Brunhofer, Ms. Paik and Mr. Lin:

On behalf of our client, Antalpha Platform Holding Company, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 14, 2025 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on April 1, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing the registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission. In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff.

U.S. Securities and Exchange Commission

April 18, 2025

The Company plans to file an amendment to the Registration Statement containing a preliminary prospectus with estimated price range and offering size, and launch the road show for the offering as soon as possible but not earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form F-1

Prospectus Summary

Summary of Risk Factors, page 9

1.

We note your risk factor disclosure at pages 26 – 27 and 30 – 32, respectively, that if Bitmain or Northstar are “perceived or deemed to be” China-based companies, they could face significant risks and uncertainties that are inherent in operating in China. We also note your disclosures that (i) you are the primary lending partner for Bitmain and that your business is closely tied to Bitmain’s operations and financial condition; and (ii) Northstar is your primary funding partner, which has historically provided almost all of the funding for the loans you originated. Please revise the “Summary of Risk Factors” to disclose the risks attendant to your strategic relationships with Bitmain and Northstar and any related risks and uncertainties inherent to operating in China that they could face.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 11 of the Registration Statement.

Risk Factors

The regulatory environment in mainland China and Hong Kong is complex and evolving..., page 41

2.

We note that the second paragraph of this risk factor discusses the PRC government’s significant oversight and discretion over the conduct of business in China and its oversight over Hong Kong. Please also discuss the risks attendant to doing business with Bitmain and Northstar in this paragraph. In this regard, we note your risk factor disclosure at pages 26 – 27 and 30 – 32.

In response to the Staff’s comment, the Company has revised the disclosure on pages 41 and 42 of the Registration Statement.

Enforceability of Civil Liabilities, page 87

3.

We note your disclosure that a “majority of [y]our directors and executive officers are nationals or residents of jurisdictions other than the United States….” Please revise to clarify whether any of such individuals are located in China or Hong Kong. If so, please identify the relevant individuals and discuss, both here and in a related risk factor, the difficulty of bringing actions against them and enforcing judgments against them. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China or Hong Kong, lack of reciprocity and treaties, and cost and time constraints.

U.S. Securities and Exchange Commission

April 18, 2025

In response to the Staff’s comment, the Company has revised the disclosure on pages 76, 88 and 89 of the Registration Statement.

4.

In your next amendment, to the extent your revised disclosure on enforceability of civil liabilities is based on an opinion of counsel(s) covering each jurisdiction, you should identify counsel and file the consent of counsel as an exhibit to the registration statement. If you did not consult counsel, please state as much and disclose that an opinion was not obtained, as applicable. In this regard, for example, we note your disclosure in the risk factor at page 75 headed, “You may face difficulties in protecting your interests…,” that your “management has been advised that Singapore and Hong Kong do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States.” Please also make conforming changes to your risk factor disclosure, as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 76, 88 and 89 of the Registration Statement. The relevant consents of counsel have been filed as Exhibits 23.2 (included in Exhibit 5.1), 23.3 and 23.4.

Business

Our Customers, page 117

5.

We note your illustrative case study disclosures of how your customers benefit from your products and services. Please tell us and enhance your disclosures related to Customers B and C to clarify how the 538% and 460% increases to these customers’ original loans, respectively, represent value to them when the increases are related to borrowings owed to you.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Registration Statement.

Notes to Combined and Consolidated Financial Statements

Note 6. Crypto assets held, page F-23

6.

We note your response to prior comment 12 and that with your Reorganization, in your role as agent for Bitcoin loans on behalf of Northstar, via Antalpha Prime, you collect the crypto assets from both parties (i.e. customer and Northstar) and remit them to the other party, that the amounts are shown in the rollforward on page F-24 and that at loan inception, the customer will pay collateral in the form of Bitcoin and will receive the loan proceeds in the form of USDT. When the loan is closed, the customer will repay the loan in the form of USDT and will receive back the Bitcoin collateral. Please address the following:

•

Revise your disclosure, consistent with your response, to indicate that effective with your Reorganization in your role as agent, you both collect and remit funds to both parties at inception and repayment of the loan. Otherwise, explain to us why this assertion might not be true in conjunction with the bullets that follow.

U.S. Securities and Exchange Commission

April 18, 2025

In response to the Staff’s comment, the Company has revised the disclosure on page F-7 and F-24 to indicate that effective with the Reorganization, in their role as agent, the Company both collects and remits funds to both parties at inception and repayment of the loan.

•

Tell us and revise your captions to clarify how “proceeds of amount due to related party” and “repayment of amount due to related party” reflect the customer side of the Bitcoin loan transactions and tell us your consideration for disaggregating and separately presenting them. In your response, tell us how the following are reflected in the rollforward on page F-24, separately telling us each amount for 2024:

o	receipts and remittances of Northstar funding of loans in USDT;

o	receipts and remittances of customer repayments of loans in USDT;

o	receipts and remittances of Bitcoin collateral to Northstar upon funding of loans; and

o	receipts and remittances of Bitcoin collateral back to customers upon loan repayment.

In response to the Staff’s comment, the Company has revised the disclosure on page F-7 and F-24 to clearly differentiate between the different types of transactions mentioned above and reflect the respective fund flows for both loan principal and collateral. The Company has also revised the disclosure to clearly indicate that the newly disaggregated lines item related to “BTC loans” reflect the collection and remittance of funds to the customer and Northstar at inception and repayment of the loan.

•

Tell us why the two line items addressed in the preceding bullet (i.e., “proceeds of amount due to related party” and “repayment of amount due to related party”) are not presented as four line items each for collateral and for loan principal consistent with your presentation for mining machine and hashrate loans that you originate and for the related collateral.

The Company respectfully advises the Staff to refer to the above response. Line items related to BTC loans have now been disaggregated in a manner consistent with supply chain loans.

•	In your response to the preceding two bullets, tell us whether:

o

proceeds of amounts due to related party of $615.4 million in Bitcoin represents solely amounts received from customers via Antalpha Prime to be remitted Northstar at loan inception or whether it also includes amounts received from Northstar to be repaid to customers upon loan repayment;

In response to the Staff’s comment, the Company respectfully submits that the previous line “proceeds of amounts due to related party” included both amounts received from customers via Antalpha Prime to be remitted to Northstar at loan inception and amounts received from Northstar to be repaid to customers upon loan repayment. To clarify, the Company has updated the disclosure on F-7 and F-24 to separately report these amounts as “BTC loan collateral collected from customer” and “BTC loan collateral collected from related party.”

U.S. Securities and Exchange Commission

April 18, 2025

o

repayment of amounts due to related party of $615.7 million in Bitcoin represents solely amounts remitted to Northstar via Antalpha Prime received from Northstar’s customers at loan inception or whether it also includes amounts remitted to customers upon loan repayment;

In response to the Staff’s comment, the Company respectfully submits that the previous line “repayment of amounts due to related party” included both amounts remitted to Northstar via Antalpha Prime received from Northstar’s customers at loan inception and amounts remitted to customers upon loan repayment. To clarify, the Company has updated the disclosure on F-7 and F-24 to separately report these amounts as “BTC loan collateral remitted to related party” and “BTC loan collateral returned to customer.”

o

proceeds of amounts due to related party of $505.2 million in USDT actually represents solely amounts received from Northstar to be remitted to customers via Antalpha Prime at loan inception or whether it also includes amounts received from customers upon loan repayment; and

The Company respectfully advises the Staff to refer to the response above related to the line item previously labeled “proceeds of amounts due to related party.” We note that this line item also previously included interest payments collected from customers to be remitted to Northstar. This has now been broken out as the line item labeled “BTC loan interest collected from customer.”

o

repayment of amounts due to related party of $504.8 million in USDT actually represents solely amounts remitted to customers via Antalpha Prime that were received from Northstar at loan inception or whether it also includes amounts remitted to Northstar upon loan repayment by customers.

The Company respectfully advises the Staff to refer to the response above related to the line item previously labeled “repayment of amounts due to related party.” We note that this line item also previously included the interest payments collected from customers remitted to Northstar. This has now been broken out as the line item labeled “BTC loan interest remitted to related party.”

*    *    *

U.S. Securities and Exchange Commission

April 18, 2025

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at (202) 371-7180 or via e-mail at brian.breheny@skadden.com.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

cc:

Mr. Moore Xin Jin, Director and Chief Executive Officer, Antalpha Platform Holding Company

Mr. Paul Guanning Liang, Chief Financial Officer, Antalpha Platform Holding Company

Mr. Ryan J. Dzierniejko, Esq., Partner, Skadden, Arps, Slate Meagher & Flom LLP

Mr. David Lopez, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Mr. Adam Fleisher, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP